KH 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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13030519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N. Mulberry Dr., Suite 235
(No. and Street)

Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Randal Burch (816) 842-4660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA, PC
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane, Suite 210 (Address) Gladstone (City) MO 64119 (Zip Code)



SEC Mail Processing
RECEIVED
MAR 01 2013
WASH. D.C.
193
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/16

OATH OR AFFIRMATION

I, A. Randal Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



Jenifer L Burch
Notary Public Notary Seal
State of Missouri County of Platte
My Commission Expires 08/01/2016
Commission # 12375281

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

BURCH & COMPANY, INC.

Table of Contents

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Independent Auditor's Report

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

I have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, change in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2013

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash	$ 247,789
Prepaid Expenses	55,787
Property and Equipment, Net of Accumulated Depreciation of $39,079	37,383
Accounts Receivable - Shareholder and Officers	23,483
Deferred Taxes	13,583
Total Assets	$ 378,025
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable	$ 81,209
Payroll Liabilities	8,881
Income Tax Payable	800
Deferred Taxes	11,674
Subordinated Borrowings	346,999
Total Liabilities	449,563
Stockholder's Equity	
Common Stock, $1 Par Value, 30,000 Shares Authorized, 1,000 Issued and Outstanding	1,000
Additional Paid-in Capital	38,946
Retained Earnings (Deficit)	(111,484)
Total Stockholder's Equity	(71,538)
Total Liabilities and Stockholder's Equity	$ 378,025

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Mergers and Acquisitions Retainer and Success Fees	$17,958,590
Commissions	128,541
Administrative Fee	324,732
Reimbursed Expenses	243,755
Other Revenue	12,361
Total Revenues	18,667,979
EXPENSES	
Commissions	17,091,786
Employee Compensation and Benefits	633,428
Arbitration	351,439
Professional Services	149,401
Rent	52,972
Registration Fees and Bonding	193,376
Office Expenses	66,218
Depreciation	2,487
Insurance	120,066
Telephone and Communications	9,116
Travel and Entertainment	25,148
Other Administrative Expenses	10,931
Total Expenses	18,706,368
Net Income (Loss) from Operations	(38,389)
OTHER INCOME (EXPENSES)	
Interest Income	762
Interest Expense	(25,082)
Total Other Income (Expenses)	(24,320)
Net Income (Loss) Before Income Tax	(62,709)
Income Tax Benefits	
Current	6,039
Deferred	3,750
Total Income Tax Benefits	9,789
Net Income (Loss) After Income Tax	$ (52,920)

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings Deficit	Total
Stockholder's Equity, Beginning of Year	$ 1,000	$ 38,946	$ (58,564)	$ (18,618)
Net Income (Loss)	-	-	(52,920)	(52,920)
Stockholder's Equity, End of Year	$ 1,000	$ 38,946	$ (111,484)	$ (71,538)

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

Subordinated Borrowings, Beginning of Year	$ 171,999
Changes in Subordinated Borrowings	175,000
Subordinated Borrowings, End of Year	$ 346,999

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (52,920)
Adjustments to Reconcile Net Cash to	
Net Cash Used in Operating Activities	
Depreciation	2,487
Deferred Taxes	(3,750)
Decrease (Increase) in Current Assets and	
Increase or (Decrease) in Current Liabilities	
Prepaid Expenses	(6,959)
Accounts Payable	(34,962)
Payroll Tax Liabilities	(4,104)
Income Tax Payable	(1,012)
Deferred Taxes Payable	-
Total Adjustments	(48,300)
Net Cash Provided (Used) by Operating Activities	(101,220)
CASH FLOW FROM INVESTING ACTIVITIES	-
CASH FLOW FROM FINANCING ACTIVITIES	
Subordinated Borrowing	175,000
Officer Advances, Net	1,093
Net Cash (Used) by Financing Activities	176,093
Increase (Decrease) in Cash	74,873
Cash, Beginning of Year	172,916
Cash, End of Year	$ 247,789
Supplemental Disclosures:	
Interest Paid During the Year	$ 22,638
Noncash Financing and Investing Transactions	
Accrued Interest Receivable Added to Amount Due from Officer	$ 762

See notes to the financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered in all states with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Securities and Commission Transactions

Commission fee revenues and expenses are recorded on an accrual basis as transactions are closed.

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance such that deposits are fully covered by insurance.

The Company records commissions receivable from completed transactions upon the sale or the closing date of a transaction.

Income Taxes

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to: (a) the timing of the deductibility of interest expense on shareholder loans, (b) the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes, and (c) the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The components of the deferred tax liability on the statement of financial condition as of December 31, 2012, relates to the following:

Temporary Difference	Asset	Liability	Related Statement of Financial Condition Account
Interest Expense	$ 9,800	$ -	Shareholder Loan
Operating Loss Carryforward	3,159	-	
Contribution Carryforward	624	-	
Depreciation	-	2,049	Property and Equipment
Insurance and Registration Expense	-	9,625	Prepaid Expenses
	$13,583	$11,674	

Property and Depreciation

Property and equipment at December 31, 2012, consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Office Furniture and Computer Equipment	$ 36,099	5 – 7 years
Automobile	40,363	5 years
	76,462	
Less Accumulated Depreciation	(39,079)	
	$ 37,383	

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purpose.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS – CONTINUED
DECEMBER 31, 2012

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $156,899 which was $150,837 in excess of its required net capital of $6,059.

The aggregate indebtedness to net capital ratio was 1.7 to 1.

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2012, are as follows:

10% Loan Due November 30, 2013	$ 171,999
12% Loan Due July 1, 2015	100,000
5% Loan Due July 1, 2015	50,000
5% Loan Due July 1, 2015	25,000
	$ 346,999

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Changes in the Notes Payable were as follows:

Beginning Balance	$ 171,999
Added Borrowing	175,000
Total	$ 346,999

NOTE 4 – RELATED PARTY TRANSACTIONS

Notes Receivable

During 2012, the Company made advances of $4,357 to its officer/shareholder under 3.5% demand notes. Repayments on these notes were $6,212. Interest of $762 was added to the note balances. The balances outstanding at December 31, 2012, totaled $23,483.

Notes Payable

During 2012, the Company paid its sole shareholder $23,196 of interest on two subordinated notes which were equal to 10% and 12% of the outstanding balance.

NOTE 5 – OPERATING LEASE

On July 1, 2010, the Company entered into a lease agreement for office space which expires on June 30, 2015. Future minimum payments due under this lease are:

2013	$ 50,640
2014	50,640
2015	25,320
	$ 126,600

Rental expense for 2012 was $52,972.

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. No profit sharing contributions were made to the plan for the year ended December 31, 2012.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2012

I. Computation of Net Capital under SEC Rule 15c3-1

Total Stockholder's Equity	$ (71,538)
Subordinated Borrowings Allowable in Computation of Net Capital	346,999
Non-allowable Assets	(118,562)
Net Capital	156,899
Minimum Net Capital Required, the Greater of $5,000 or 6 2/3% of Aggregate Indebtedness	(6,059)
Excess Net Capital	$ 150,840
Aggregate Indebtedness:	
Total Liabilities	$ 449,563
Deferred Taxes	(11,674)
Less Subordinated Borrowings	(346,999)
Aggregate Indebtedness	$ 90,890
Ratio: Aggregate Indebtedness to Net Capital	1.7 to 1

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

Net Capital per December 31, 2012, Form X-17A-5	$ 156,899
Audit Adjustments	-
Adjusted Net Capital	$ 156,899
Net Capital per Schedule I above	$ 156,899

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing my audit of the financial statements of Burch & Company, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2013

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation


SEC MAIL PROCESSING
RECEIVED
MAR 01 2013
WASH. D.C.
193
SECTION

To the Board of Directors of Burch & Company, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Burch & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Burch & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burch & Company, Inc.'s management is responsible for the Burch & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2013

BURCH COMPANY, INC.
DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
SCHEDULE OF ASSESSMENT AND PAYMENT

Total Revenue	$ 18,667,979
Deductions	
Mutual Fund Trails - House Accounts	(287)
Other Revenue not Related Either Directly or Indirectly to the Securities Business	(289,807)
SIPC Net Operating Revenues	$ 18,377,885
General Assessment @ .0025	$ 45,945

General Assessment	$ 45,945
Less Payment Made with SIPC-6 Filed June 30, 2012	(12,347)
Assessment Balance Due	$ 33,598